UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

928703107
(CUSIP Number)

JOHN C. RUDOLF
GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
(425) 453-5010

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,236,792*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,236,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,236,792*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,764,662
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,764,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,214
	8	SHARED VOTING POWER 4,236,792*
	9	SOLE DISPOSITIVE POWER 400,214
	10	SHARED DISPOSITIVE POWER 4,236,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,637,006*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 928703107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Solely as a result of the Agreement and Proxy (defined and described in Item 4 below), GPC may be deemed to beneficially own 2,472,130 Shares (the “Shaw Shares”) owned, in the aggregate, by the Shaws (as defined in Item 4 below), which includes 8,000 shares underlying stock options that are exercisable within 60 days. No funds from GPC were used to acquire any of the Shaw Shares, the beneficial ownership of which GPC expressly disclaims.

The 1,764,662 Shares directly held by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 1,764,662 Shares directly held by the Fund is approximately $12,655,004, including brokerage commissions.

The Shares directly held by Mr. Rudolf, including 30,000 Shares held in an account he controls for the benefit of his wife and 149,817 Shares held in various accounts he controls for the benefit of other family members, were purchased with personal funds in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 400,214 Shares directly held by Mr. Rudolf is approximately $2,833,428, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On October 28, 2014, GPC entered into a Voting Agreement and Irrevocable Proxy (the “Agreement and Proxy”) with Jerome Shaw, Joyce Cutler-Shaw, The Jerome and Joyce Shaw Family Trust U/D/T dated 8/6/1969, and The Rachel Lynn Shaw Trust U/D/T dated 11/23/2001 (collectively, the “Shaws”), whereby the Shaws granted John Rudolf, in his capacity as President of GPC, or any other designee of GPC (each a “Proxy Holder”) an irrevocable proxy to vote all Shares beneficially owned by the Shaws and to which they have voting power over, in accordance with the Proxy Holder’s sole and absolute discretion on all matters brought before a vote of shareholders at the 2015 Annual Meeting of Shareholders of the Issuer (the “2015 Annual Meeting”) or any meeting (or consent in lieu of a meeting) which may be called in lieu thereof.  The Agreement and Proxy was entered into in consideration of GPC’s efforts to effect meaningful change at the Issuer, which may include GPC seeking representation on the Issuer’s board of directors or GPC making proposals to the Issuer at the 2015 Annual Meeting. The Agreement and Proxy will terminate upon the earlier of (i) December 31, 2015 and (ii) the conclusion of the 2015 Annual Meeting.  The Shaws have agreed not to transfer any of their Shares during the term of the Agreement and Proxy, subject to certain limited exceptions.  The Agreement and Proxy is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4. The foregoing description of the Agreement and Proxy is qualified in its entirety by reference to the full text thereof.

Except for the Agreement and Proxy, the Reporting Persons and Shaws have no other arrangements, understandings or relationships regarding the Shares.  The Reporting Persons disclaim the formation of a group with the Shaws, except to the extent that they may be deemed to be members of a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP NO. 928703107

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) are amended and restated in their entirety as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 20,872,795 Shares outstanding as of September 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2014.

Solely as a result of the Agreement and Proxy described in Item 4 above, GPC may be deemed to beneficially own 2,472,130 Shares held by the Shaws, constituting approximately 11.8% of the outstanding Shares, which includes 8,000 shares underlying stock options that are exercisable within 60 days. By virtue of his relationship with GPC, Mr. Rudolf may be deemed to beneficially own the Shares held by the Shaws.  Each of GPC and Mr. Rudolf expressly disclaim beneficial ownership of the Shaw Shares.

As of the close of business on the date hereof, the Fund directly owned 1,764,662 Shares, constituting approximately 8.5% of the issued and outstanding Shares.  All of such Shares are owned by various investment advisory clients or employees of GPC.  The Fund is deemed to be the beneficial owner of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, due to its discretionary power to make investment decisions over such Shares for its clients and employees.  By virtue of their relationship with the Fund discussed in further detail in Item 2, each of GPC and Mr. Rudolf may be deemed to beneficially own the Shares owned directly by the Fund.

As of the close of business on the date hereof, Mr. Rudolf beneficially owned 400,214 Shares, including 30,000 Shares held in an account he controls for the benefit of his wife and 149,817 Shares held in various accounts he controls for the benefit of other family members, constituting approximately 1.9% of the Shares outstanding.

Because of the right to vote the Shaw Shares under the terms of the Agreement and Proxy, the Reporting Persons may be deemed to be part of a group under the Exchange Act with the Shaws.  If deemed part of a group with the Shaws, the Reporting Persons would be deemed to collectively have beneficial ownership over 4,637,006 Shares, constituting approximately 22.2% of the outstanding Shares, including 8,000 shares underlying stock options that are exercisable within 60 days.  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the securities reported herein or a group with the Shaws. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

(b)           GPC and Mr. Rudolf share the power to vote the Shaw Shares with respect to only those matters referenced in Item 4 above.  Neither GPC nor Mr. Rudolf has voting or dispositive power over the Shaw Shares except as described in the Agreement and Proxy.  Each of GPC and Mr. Rudolf express disclaim beneficial ownership of the Shaw Shares.  The Fund, GPC and Mr. Rudolf share the power to vote and dispose of the Shares owned directly by the Fund.  Mr. Rudolf has the sole power to vote and dispose of the Shares he owns directly and the Shares held in accounts for the benefit of his wife and other family members.

CUSIP NO. 928703107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The description of the Agreement and Proxy described in Item 4 above is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1
Voting Agreement and Irrevocable Proxy dated as of October 28, 2014 by and among Glacier Peak Capital LLC, Jerome Shaw, Joyce Cutler-Shaw, The Jerome and Joyce Shaw Family Trust U/D/T dated 8/6/1969, and The Rachel Lynn Shaw Trust U/D/T dated 11/23/2001.

CUSIP NO. 928703107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2014
GLACIER PEAK U.S. VALUE FUND, L.P. By: Glacier Peak Capital LLC, its general partner

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

/s/ John C. Rudolf
JOHN C. RUDOLF